UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company
101 East Kennedy Boulevard
Suite 2500
Tampa, Florida 33602
813-775-4200

MOSAIC UNION SAVINGS PLAN
Plan No. 019
Financial Statements and Supplemental Schedules
December 31, 2023 and 2022
(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN
Plan No. 019
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	12

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Mosaic Union Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Mosaic Union Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 2005.

Houston, Texas
June 27, 2024

MOSAIC UNION SAVINGS PLAN
Plan No. 019
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Plan's interest in the Mosaic Master Trust, at fair value	$254,914,279	$240,478,817
Receivables:
Employer contributions	7,168,975	6,647,291
Notes receivable from participants	8,168,333	7,728,909
Total receivables	15,337,308	14,376,200
Net assets available for benefits	$270,251,587	$254,855,017

See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2023 and 2022

	2023	2022
Additions to net assets attributed to:
Plan’s interest in net investment income (loss) of the
Mosaic Master Trust	$33,796,113	$(35,410,113)
Net investment income (loss)	33,796,113	(35,410,113)

Interest income from participant loans	460,185	352,743

Contributions:
Participants	16,900,549	56,124,415
Employer	12,673,673	12,032,331
Total contributions	29,574,222	68,156,746
Total additions	63,830,520	33,099,376
Deductions from net assets attributed to:
Benefits paid	46,641,043	43,816,746
Administrative fees	280,068	322,556
Total deductions	46,921,111	44,139,302
Net increase (decrease)	16,909,409	(11,039,926)
Net transfers to qualified plans	(1,512,839)	(90,825)
Net assets available for benefits:
Beginning of year	254,855,017	265,985,768
End of year	$270,251,587	$254,855,017
See accompanying notes to financial statements.

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

(1)Description of the Plan
The following description of the Mosaic Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was established pursuant to collective bargaining agreements with the unions.
(a)General
The following union hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:
Employees represented by Local #188‑A of the United Steelworkers of America at the Carlsbad, New Mexico operations;
Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the New Wales and South Pierce, Florida operations;
Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Four Corners and Wingate, Florida operations;
Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, Riverview and South Fort Meade, Florida operations;
Employees represented by Local #7‑662 of the United Steelworkers of America at the Pekin, Illinois operations;
Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Port Sutton, Florida facility (through December 23, 2003);
Employees represented by Local #12458‑02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);
Employees represented by Allied‑Industrial Union and its Local #4‑227, AFL‑CIO, CLC at the Houston, Texas operations (through December 11, 2008); and
Employees represented by Local #22 Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations (through September 1, 2020).
Mosaic's Global Pension Investment Committee is responsible for selecting and monitoring the investment options offered by the Plan. The Committee may hire an investment consultant to assist with its fiduciary responsibilities. Pursuant to certain collective bargaining agreements, newly hired represented employees are automatically enrolled in the Plan at a 6% deferral rate upon meeting the eligibility requirements. Contributions are invested in the Vanguard Target Retirement Fund that is nearest to the year the employee will reach age 65. A participant is assumed to have authorized the Company to withhold from each paycheck a union-negotiated percentage of pay on a before‑tax basis. Automatic payroll withholding can begin no sooner than 45 days from date of hire. A participant has the right to decline automatic enrollment within 45 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
(b)Contributions
The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of 22,500 and $20,500 for 2023 and 2022, respectively) in before-tax dollars. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

collective bargaining agreement, summary plan description, or contact their local Human Resources to determine the specific matching contributions.
Pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. The Company contribution to the DCRP feature is based on a percentage of an employee’s eligible pay. The Plan has become the primary retirement vehicle for employees covered by certain collective bargaining agreements. Generally, a participant must be employed on the last day of the Plan year to be eligible for the DCRP contribution.
Participants may roll over their vested benefits from other qualified retirement plans to the Plan. In 2022, the Company terminated its U.S. defined benefit plan. Participants of this plan had the option of a lump sum distribution or rolling the benefits over to another Company plan. Rollover contribution associated with the option to roll the benefits were $40,034,683 presented within 2022 Participant Contributions caption on the Statements of Changes in Net Assets Available for Benefits.
(c)Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions, and (b) Plan earnings (losses). Each participant’s account is charged with an allocation of certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)Administrative Expenses
Administrative expenses are to be paid by the Plan but may be paid by the Company.
(e)Investments
The Plan’s investments are held in the Mosaic Master Trust (the Master Trust) which is administered by Fidelity Investments.
Participants can choose from investment funds offered by the Plan and may elect to change the investment direction of their existing account balances and their future contributions daily.
(f)Vesting
Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either three years of service, attaining age 65, or death while an employee. Forfeited, non-vested accounts will be used to reduce future employer contributions. In 2023 and 2022, Company contributions were reduced by $93,758 and $109,439, respectively, from forfeited non-vested accounts. Unused forfeitures were $130,246 and $103,421 as of December 31, 2023 or 2022, respectively.
(g)Payment of Benefits
Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds. Certain withdrawals are available after age 59½ or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.
Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 72. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

(h)Notes Receivable from Participants
Eligible participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Eligible participants may have one loan outstanding at any given time. Account balances attributable to the annual Company contributions are not available for loans. Loan terms range from 6 months to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate, as quoted in The Wall Street Journal at time of issuance. Interest rates on outstanding loans ranged from 4.25% to 9.5% in 2023 and from 4.25% to 9.0% in 2022. Principal and interest are paid through payroll deductions.
(i)SECURE 2.0 Act of 2022
On December 29, 2022, the SECURE 2.0 Act of 2022 (SECURE 2.0) was enacted to help improve retirement savings. The SECURE 2.0 Act made wide-ranging changes, both mandatory and elective, to qualified plans and its provisions have various effective dates. Significant provisions include the following:
•increase the required minimum distribution (RMD) age from 72 to 73, effective January 1, 2023, and to age 75, effective January 1, 2033,
•reduce the excise tax for failure to take RMDs from 50 percent to 25 percent of the RMD amount that was not taken, beginning January 1, 2023, and
•require all catch-up contributions for participants with compensation of more than $145,000 (indexed for inflation) to be designated as Roth 401(k) contributions beginning after December 31, 2023. NOTE: On August 25, 2023, the Internal Revenue Service announced a 2-year administrative transition period with respect to the requirement under section 603 of the SECURE 2.0 Act that catch-up contributions made on behalf of certain eligible participants be designated as Roth contributions.
The Plan will incorporate changes in its Plan document and administration to the extent required by the SECURE 2.0 Act.
(j)Plan Termination
Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreements) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants will become fully vested in all amounts in their accounts.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).
(b)Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
Master Trust investments are stated at fair value. The Master Trust’s investments in common/collective trust funds hold indirect investments in fully responsive investment contracts and as a result they are recognized at fair value and not contract value which is required for direct investments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are accounted for on a trade‑date basis. Dividend income is recorded on the ex‑dividend date. Interest from investments is recorded on the accrual basis.
The Plan’s interest in the net income (loss) of the Master Trust is recorded in the Statements of Changes in Net Assets Available for Benefits.
(d)Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
(e)Payment of Benefits
Benefit payments are recorded when paid.
(f)Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in the Plan’s interest in net investment income of the Master Trust.
(3)Interest in Master Trust
The Plan’s investments are held in the Master Trust. The Plan maintains a divided beneficial interest in each of the investment accounts of the Master Trust.
The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. The Plan held a 25.0% and 26.1% interest in the Master Trust at December 31, 2023 and 2022, respectively.
The net assets of the Master Trust for the years ended December 31 are as follows:

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

	2023		2022
	Master Trust	Plan's interest in the Master Trust	Master Trust	Plan's interest in the Master Trust
Investments, at fair value:
Mosaic Company common stock	$22,903,017	$5,456,683	$29,195,341	$6,469,055
Mutual funds	99,033,286	20,372,683	248,796,212	55,978,716
Common collective trust funds	895,564,611	228,899,381	643,204,896	177,846,026
Interest bearing cash	1,567,572	185,532	—	—
Total Investments	1,019,068,486	254,914,279	921,196,449	240,293,797
Non-interest bearing cash	—	—	1,403,509	185,020
Total assets	1,019,068,486	254,914,279	922,599,958	240,478,817
Net assets	$1,019,068,486	$254,914,279	$922,599,958	$240,478,817
Net investment income of the Master Trust for the years ended December 31 is summarized as follows:

	2023	2022
Interest and dividend income	$6,666,598	$6,293,925
Total net realized and unrealized appreciation (depreciation) in fair value of investments	141,927,974	(166,985,711)
Investment income (loss)	$148,594,572	$(160,691,786)
Plan's interest in the Master Trust investment income (loss)	$33,796,113	$(35,410,113)

(4)Fair Value Measurements
Accounting Standards Codification (ASC) 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:
•Level 1: quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or
•Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

Master Trust
The Plan’s interest in the Master Trust is considered a level 2 investment.
Master Trust investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2023 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mosaic Company common stock	$22,903,017	$—	$—	$22,903,017
Mutual funds	99,033,286	—	—	99,033,286
Common/collective trust funds	—	895,564,611	—	895,564,611
Interest bearing cash	1,567,572	—	—	1,567,572
Total investments at fair value	$123,503,875	$895,564,611	$—	$1,019,068,486

Master Trust investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2022 (Level 1, 2 and 3 inputs are defined above):

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mosaic Company common stock	$29,195,341	$—	$—	$29,195,341
Mutual funds	248,796,212	—	—	248,796,212
Common/collective trust funds	—	643,204,896	—	643,204,896
Total investments at fair value	$277,991,553	$643,204,896	$—	$921,196,449
The investment in the Master Trust is stated at fair value based upon the underlying net assets of the Master Trust. The Assets of the Master Trust are accounted for utilizing the following accounting policies.
Common stock traded on national exchanges are valued at their closing market prices.
The fair values of the mutual funds are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of the NYSE.
Common/collective trusts (CCTs) are valued utilizing the respective net asset values as reported by such trusts, which represents readily determinable fair value, and are reported at fair value.
For each of the Master Trust’s funds, a participant is prohibited from exchanging into a fund account for 60 calendar days after the participant has exchanged out of that fund account.
(5)Federal Income Tax Status
The Plan has received a determination letter from the IRS dated August 17, 2015 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or

MOSAIC UNION SAVINGS PLAN
Plan No.  019
Notes to Financial Statements
December 31, 2023 and 2022

disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(6)Risks and Uncertainties
The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
A portion of the Plan’s net assets held in the Master Trust are invested in the common stock of the Company. At December 31, 2023 and 2022, approximately 2.0% and 2.5%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.
(7)Party-in-Interest Transactions
Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Fidelity Management Trust Company is a party‑in‑interest as defined by ERISA as a result of being trustee of the Plan. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party in interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.
(8)Subsequent Events
On April 19, 2024, the Internal Revenue Service issued a private letter ruling allowing the surplus of the terminated Mosaic Combined U.S. Defined Benefit Plan to be transferred to a suspense account in the Mosaic Investment Plan in the amount of $6,693,605 and to the Mosaic Union Savings Plan in the amount of $12,430,982 to fund employer nonelective contributions. The surplus was transferred to Plans effective June 13, 2024.
The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 27, 2024, the date at which financial statements were issued and determined there were no additional items to disclose.

SUPPLEMENTAL SCHEDULES

Schedule
MOSAIC UNION SAVINGS PLAN
Plan No.  019
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2023

Participant Contribnutions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Click Here if Late	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Loan
Repayments Are
Included: ☒
$8,548			$8,548
See accompanying report of independent registered public accounting firm.

Schedule
MOSAIC UNION SAVINGS PLAN
Plan No.  019
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023

Identity of issuer	Description	value **
Mosaic Master Trust	Plan's interest in Master Trust	$254,914,279
Notes receivable from participants*	Participant loans due through January 2029 with interest rates ranging from 4.25% to 9.5%.	8,168,333
		$263,082,612

*	Indicates party-in-interest to the Plan

**	Historical cost is not required for participant directed accounts
See accompanying report of independent registered public accounting firm.

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 16th day of June, 2024.

MOSAIC UNION SAVINGS PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Walter F. Precourt III
Walter F. Precourt III, Chair